UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM 11-K
__________________________________________
(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_______

Commission File Number 001-08052
__________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLOBE LIFE INC.
SAVINGS AND INVESTMENT PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-680-4169
__________________________________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GLOBE LIFE INC.
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
__________________________________________

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2023 and 2022

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Globe Life Inc. Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Globe Life Inc. Savings and Investment Plan (the “Plan) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 28, 2024

We have served as the auditor of the Plan since 2024.

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee of the Globe Life Inc. Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Globe Life Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2022, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Lane Gorman Trubitt, LLC

We have served as the Plan’s auditor since 2007.
Dallas, Texas
June 29, 2023

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2023 and 2022
Statements of Net Assets Available for Benefits

	December 31,
Assets:	2023	2022
Investments, at fair value:
Globe Life Inc. common stock	$48,763,161	$62,344,396
Mutual funds	169,203,183	139,905,328
Short-term investments	1,330,206	1,574,842
	219,296,550	203,824,566
Investments, at contract value:
Insurance company general account funds	28,629,906	34,414,088
Total investments	247,926,456	238,238,654

Notes receivable from participants	3,261,926	2,823,768
Employee contributions receivable	373,359	332,568
Employer contributions receivable	320,450	298,342
Total assets	251,882,191	241,693,332
Net assets available for benefits	$251,882,191	$241,693,332

The accompanying notes are an integral part of these financial statements.
See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2023 and 2022
Statements of Changes in Net Assets Available for Benefits

	2023	2022
Investment income:
Cash dividends—Globe Life Inc. common stock	$440,101	$425,936
Dividends on other investments	4,881,307	6,531,689
Interest income	736,510	21,941
Total investment income	6,057,918	6,979,566

Net appreciation (depreciation) in fair value of investments	23,103,424	(25,196,741)

Contributions:
Participant contributions	13,548,401	12,637,809
Rollover contributions	962,476	1,951,552
Employer contributions	4,954,190	4,598,955
Total contributions	19,465,067	19,188,316

Interest income—notes receivable from participants	176,534	130,297

Total additions	48,802,943	1,101,438

Deductions:
Benefits paid to participants	38,374,964	16,746,807
Administrative expenses	239,120	178,814
Total deductions	38,614,084	16,925,621

Net increase (decrease) in net assets	10,188,859	(15,824,183)

Net assets available for benefits:
Beginning of plan year	241,693,332	257,517,515
End of plan year	$251,882,191	$241,693,332

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022
NOTE A—DESCRIPTION OF PLAN

The Torchmark Corporation Savings and Investment Plan was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation and began operating on April 5, 1982. Effective August 8, 2019, Torchmark Corporation changed its name to Globe Life Inc. (“Globe Life”) and the Torchmark Corporation Savings and Investment Plan changed its name to the Globe Life Inc. Savings and Investment Plan (the “Plan”).

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration

The Plan is administered by Globe Life (the "Plan Administrator"). The duties of the Plan Administrator are to oversee the operations and administration of the Plan in accordance with the specific terms of the Plan, provide for prudent investment of Plan assets, and keeping accurate records and reports. Accordingly, the Plan Administrator has been granted discretionary authority concerning investment and management activities.

The daily operations and record keeping of the Plan are monitored and performed by a third party administrator, Empower. The Plan's trustee, Great West Trust Company, is responsible for the custody and management of the Plan's assets.

Participating Employers

At the end of 2023 and 2022, the following companies were participating employers in the Plan:

•Liberty National Life Insurance Company, “Liberty National”, (McKinney, Texas)
•Globe Life And Accident Insurance Company, “Globe”, (McKinney, Texas)
•United American Insurance Company, “United American”, (McKinney, Texas)
•Globe Life Inc., “Globe Life”, (McKinney, Texas)
•Globe Marketing Services, Inc., “Globe Marketing”, (Oklahoma City, Oklahoma)
•Family Heritage Life Insurance Company of America, “Family Heritage”, (McKinney, Texas)

All participating employers are either direct or indirect wholly-owned subsidiaries of Globe Life.

Participant Contributions

An employee is eligible to participate in the Plan on the date coincident with their date of hire except for employees of Liberty National Life Insurance Company with employment dates before February 15, 2017. Employees of Liberty National Life Insurance Company were eligible to participate in the Plan on or after February 15, 2017 when the Liberty National Life Insurance Company 401(k) Plan was merged into and with the Plan. Upon enrollment, eligible employees can contribute up to 60% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.
See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022
NOTE A—DESCRIPTION OF PLAN (Continued)

Participant Contributions (Continued)

The Plan permits both pre-tax and certain after-tax (Roth) deferral contributions. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans. Contributions are subject to certain Internal Revenue Code limitations.

For any employee who becomes an eligible employee on or after January 1, 2012 and does not affirmatively elect otherwise, that employee will be automatically enrolled with salary deferrals of 3% upon the date coincident with the employee's one year anniversary from their date of hire. That amount will increase by 1% each Plan Year until the amount reaches 6% of compensation. These increases are effective the first day of the Plan Year following enrollment.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year an amount equal to 100% of the participant’s contribution equal to the first 1% of compensation and 50% of a participant’s contributions of the next 5% of a participant’s compensation (limited to 6% of participant’s compensation). Participating employer contributions commence on the date coincident with the employee’s one year anniversary from their date of hire. Contributions are subject to certain Internal Revenue Code limitations. Additional profit-sharing or other discretionary amounts may be contributed to the Plan at the discretion of the Company's Board of Directors. These discretionary contributions are vested on a cascading basis, earning 20% each year after two years of credited service, and are fully vested after 6 years of credited service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution, and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency, in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. Participant accounts are charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, as defined.

Notes Receivable from Participants

Any actively employed participant may apply for a general purpose Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or (b) 50% of the participant’s vested account balance. A participant may take more than one loan per calendar year, but may only have one outstanding loan at a time. Loans are secured by the participants’ account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the first business day of the month before the loan is originated plus 1%. Interest rates for participant loans range from 4.25% to 9.50% with maturity dates through December 2028.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022
NOTE A—DESCRIPTION OF PLAN (Continued)

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant’s employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	0%
2 or more	100%

Termination of the Plan

Although it has expressed no intent to do so, Globe Life has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in their employer contribution account.

Forfeitures

If an employee incurs five consecutive “one year breaks in service” for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $197,236 and $145,898 at December 31, 2023 and 2022, respectively. The Plan applied forfeitures to reduce employer contributions of $14,317 and $199,916 for 2023 and 2022, respectively.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), under the guidance issued by the Financial Accounting Standards Board (FASB), require the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Valuation of Investments

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds, including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in mutual funds are recorded at the fair value of the underlying investments. The Plan also offers an investment in the sponsor’s common stock.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of Investments (Continued)

The Plan’s investments are stated at fair value, except for a fully benefit-responsive guaranteed investment contract which is reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan offers an investment in a general account fund of the Plan trustee. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the trustee. Contract value is equal to contributions received plus interest credited, less payments, withdrawals, or transfers. The interest rate credited on the general account fund varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for the years ended December 31, 2023 and 2022 was 2.23% and 1.93%, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer, such as Plan termination, merger, or bankruptcy of the plan sponsor. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

Investment Income

Dividend and interest income is recorded as earned. Globe Life dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold, as well as held, during the year.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the financial statements.

Market conditions could result in an unusually high degree of volatility and increase the risks and may affect the short term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Because the values of individual investments fluctuate with market conditions, the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Investments

Included in investments at December 31, 2023 and 2022, are shares of the Plan sponsor’s common stock of $48,763,161 and $62,344,396, respectively. This investment represents 19.7% and 26.2% of total investments at December 31, 2023 and 2022, respectively.

A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits. Subsequent to December 31, 2023, the sponsor's common stock declined in market value by approximately 32%, on a per share basis, as of June 27, 2024. No additional events have occurred other than those disclosed herein.

Contributions

Employee contributions and employer matching contributions are recorded when withheld.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions due to participants as of December 31, 2023 and 2022.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the plan administrator deems the loan to be in default, the loan balance is reduced and a benefit payment recorded. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payment Provisions

Benefits are recorded when paid. Participants are charged a variety of fees for processing a loan, distribution, or withdrawal (non-emergency, in-service; age 59 ½; or hardship). These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in “Benefits paid to participants.”

Administrative Expenses

Some of the administrative expenses of the Plan are paid by Globe Life and its affiliates. Quarterly maintenance and transactional fees are deducted from participants' accounts. The Plan has no obligation to reimburse the administrative expenses paid on its behalf.

Federal Income Taxes

Effective September 17, 2021, Globe Life adopted the amended and restated Great West Trust Company Defined Contribution Pre-Approved Plan. The IRS has issued an opinion letter dated June 30, 2020 stating that the Plan is acceptable under Section 401(a) of the IRC for use by employers for the benefit of their employees. Globe Life is relying on the opinion letter (in accordance with Announcement 2017-41) that the Plan meets the qualification requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022
NOTE C—FAIR VALUE MEASUREMENTS

U.S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs other than quoted prices that are observable for the asset or liability;

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2023 and 2022.

Common stocks—Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds—Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (SEC). These mutual funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are actively traded.

Short term investments—Valued at the NAV of shares held by the Plan at year end.

The methods previously described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022
NOTE C—FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2023 and 2022:

2023
	Level 1	Level 2	Level 3	Total
Common stocks	$48,763,161	$—	$—	$48,763,161
Mutual funds	169,203,183	—	—	169,203,183
Short term investments	1,330,206	—	—	1,330,206
Total investments, at fair value	$219,296,550	$—	$—	$219,296,550

2022
	Level 1	Level 2	Level 3	Total
Common stocks	$62,344,396	$—	$—	$62,344,396
Mutual funds	139,905,328	—	—	139,905,328
Short term investments	1,574,842	—	—	1,574,842
Total investments, at fair value	$203,824,566	$—	$—	$203,824,566

NOTE D—RELATED PARTY TRANSACTIONS AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Globe Life. Such purchases and sales, which are considered party-in-interest transactions, were handled by Empower Retirement, a party-in-interest to the Plan for the years ended December 31, 2023 and 2022. Purchases and sales were made based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Globe Life common stock are deposited in an interest-bearing short-term fund. These monies were deposited in the Federated Government Obligations Fund for the years ended December 31, 2023 and 2022.

Certain Plan investments include shares of mutual funds and an insurance company general account fund managed by Empower Retirement. Therefore, these transactions qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

The Plan issues loans to participants under the deferred arrangement portion of the Plan, which are secured by the vested balances in the participants’ accounts.

Administrative revenues arise when investment managers return a portion of the investment fees to the trustee to offset the administrative expenses. Any excess resulting from this revenue sharing is credited back to participants on a pro rata basis for selected investments.

Certain plan investments are shares of Globe Life Inc. common stock valued at $48,763,161 as of December 31, 2023, with a cost basis of $19,293,444.

During the year ended December 31, 2023, purchases of Globe Life Inc. shares by the Plan totaled $2,910,022 and sales of Globe Life Inc. shares by the Plan totaled $17,781,106. During the year ended December 31, 2023, the Plan recorded dividend income of $440,101.

See Report of Independent Registered Public Accounting Firm.

SUPPLEMENTAL INFORMATION

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
December 31, 2023
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)
E.I.N. 63-0780404
Plan Number 001

Identity of Issuer	Description of Investment	Cost	Current Value
*Globe Life Inc.	$1 par value of common stock	**	$48,763,161

*Empower Retirement	Mutual Funds:
American Funds	American Funds 2010 Trgt Date Retire R6	**	51,718
American Funds	American Funds 2015 Trgt Date Retire R6	**	1,499,295
American Funds	American Funds 2020 Trgt Date Retire R6	**	2,401,405
American Funds	American Funds 2025 Trgt Date Retire R6	**	13,422,125
American Funds	American Funds 2030 Trgt Date Retire R6	**	10,527,572
American Funds	American Funds 2035 Trgt Date Retire R6	**	15,381,979
American Funds	American Funds 2040 Trgt Date Retire R6	**	9,281,372
American Funds	American Funds 2045 Trgt Date Retire R6	**	10,508,662
American Funds	American Funds 2050 Trgt Date Retire R6	**	3,992,210
American Funds	American Funds 2055 Trgt Date Retire R6	**	3,330,801
American Funds	American Funds 2060 Trgt Date Retire R6	**	1,609,764
American Funds	American Funds Income Fund of America R6	**	5,923,733
American Funds	American Funds New World R6	**	1,231,747
Hartford Funds	Hartford International Opportunities R6	**	3,151,173
Vanguard	Vanguard Developed Markets Index Admiral	**	3,573,837
Vanguard	Vanguard Emerging Mkts Stock Idx Adm	**	1,012,732
BlackRock	Blackrock Health Sciences Opps K	**	4,852,791
T. Rowe Price	T. Rowe Price Science & Tech I	**	5,289,601
AllianceBernstein	AB Small Cap Growth Z	**	2,593,450
Dimensional Fund Advisors	DFA US Targeted Value I	**	1,838,907
Vanguard	Vanguard Small Cap Index Adm	**	5,718,397
T. Rowe Price	T. Rowe Price Diversified Mid Cap Gr I	**	4,312,906
Vanguard	Vanguard Mid Cap Index Adm	**	2,183,803
Vanguard	Vanguard Selected Value Inv	**	1,661,537
Diamond Hill Funds	Diamond Hill Large Cap Y	**	3,844,045
T. Rowe Price	T. Rowe Price Blue Chip Growth I	**	21,289,819
Vanguard	Vanguard 500 Index Admiral	**	15,631,725
Metropolitan West Funds	Metropolitan West Total Return Bond Plan	**	6,260,060
Prudential Investments	PGIM High Yield R6	**	2,150,559
Vanguard	Vanguard Total Bond Market Index Adm	**	4,675,458
			169,203,183

	Short-Term Investments:
*Great West Trust Company, LLC	Federated Government Obligations Fund	**	1,330,206
			219,296,550

	Insurance Company General Account Funds:
*Empower Annuity Insurance Company of America	Empower Investments Fixed Account - Series Class V	**	28,629,906
			247,926,456

	Notes Receivable from Participants:
*Participant Loans	Interest rates ranging from 4.25% to 9.50%, maturing through December 2028	$—	3,261,926
			$251,188,382

*Indicates a party-in-interest to the Plan
**Cost is omitted when reporting investments that are participant directed

Index of Exhibits

99.1    Consent of Deloitte & Touche LLP to the incorporation by reference of their independent registered public accounting firm report dated June 28, 2024, into Form S-8 Registration Statement No. 2-76378.

99.2    Consent of Lane Gorman Trubitt, LLC to the incorporation by reference of their independent registered public accounting firm report dated June 28, 2024, into Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Globe Life Inc.
Savings and Investment Plan

By: /s/ Thomas P. Kalmbach
Thomas P. Kalmbach, Member
Plan Administrative Committee

By: /s/ Debbie K. Gamble
Debbie K. Gamble, Member
Plan Administrative Committee

By: /s/ Travis W. Korth
Travis W. Korth, Member
Plan Administrative Committee

By: /s/ Alice A. Lowry
Alice A. Lowry, Member
Plan Administrative Committee

By: /s/ John O. Norton
John O. Norton, Member
Plan Administrative Committee

By: /s/ Dana S. Sigler
Dana S. Sigler, Member
Plan Administrative Committee

By: /s/ Dolores L. Skarjune
Dolores L. Skarjune, Member
Plan Administrative Committee

Date: June 28, 2024